FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended August 17, 2005

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X    Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                No   X

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

Annual General Meeting – 15 September 2005

Notice of Annual General Meeting, 15 September 2005 – English

Information Circular, 31 March 2005 - English

Request for Interim Financial Statements – English

VANNESSA VENTURES LTD.

Suite 220, 1010 - 1st Street SW
Calgary, Alberta
T2R 1K4
Tel:  (403) 444-5191 / Fax:  (403) 444-5190

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of Vannessa Ventures Ltd. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Thursday, September 15, 2005, at the hour of 2:00 P.M., Vancouver time, for the following purposes:

1.

To receive the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended March 31, 2005.

2.

To fix the number of directors at seven (7).

3.

To elect directors for the ensuing year.

4.

To appoint the auditor for the ensuing year.

5.

To authorize the directors to fix the remuneration to be paid to the auditor.

6.

To approve and ratify the Company’s Stock Option Plan.

7.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please ensure your shares are represented at the meeting by promptly voting and submitting your proxy by telephone, by Internet or by completing, signing, dating and returning your proxy form in the enclosed envelope.

DATED this 12th day of August, 2005

.

BY ORDER OF THE BOARD

JOHN R. MORGAN
President, Chief Executive Officer & Director

VANNESSA VENTURES LTD.
Suite 220, 1010 - 1st Street SW
Calgary, Alberta
T2R 1K4
Tel:  (403) 444-5191 / Fax:  (403) 444-5190

INFORMATION CIRCULAR

(As at August 12, 2005, except as indicated)

The Company is providing this information circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on Thursday, September 15, 2005 and at any adjournments  Unless the context otherwise requires, when we refer in this information circular to the Company, its subsidiaries are also included.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy (the "Management Proxyholders") are officers or Directors of the Company.

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 250,000,000 common shares without par value (the "shares"), of which 85,471,353 shares are issued and outstanding as of August 12, 2005.  Persons who are registered shareholders at the close of business on August 12, 2005 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.  The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company, except the following:

Name	No. of Shares Owned or Controlled	Percentage of Outstanding Shares
Exploram Enterprises Ltd.(1)	44,563,276	52.14%

(1)

Exploram Enterprises Ltd. is a wholly-owned subsidiary of Coril Holdings Ltd., a company controlled by Ron Mannix of Calgary, Alberta.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at seven (7).

The Company is required to have an audit committee.  Members of the audit committee are as set out below and includes two non-executive directors.

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed(2)
Manfred Peschke(1) Whitehorse, Yukon Chairman & Director	Self-employed consultant, Resource Intertrade Ltd.	December 15, 1994	1,523,178
John R. Morgan Calgary, Alberta President, CEO & Director	President & CEO Vannessa Ventures Ltd. Vice President Operations for Carbones del Guasane S.A.	December 15, 2003	60,000
Vern Hall Kodiak, Alaska Director	President, Tamarack Inc. (Mineral exploration and development)	July 5, 1994	2,681,564
George D. Chapel(1) Calgary, Alberta Director& Secretary	Retired, 1998 to present President and CEO, Manalta Coal Ltd. from 1991 – 1998	September 27, 2000	10,000
Erich Rauguth Dawson City, Yukon, Director	President, Vencan Corporation (Mining consulting)	September 19, 2001	123,500
John Thomas(1) Vancouver, British Columbia Director	Self –Employed Consultant (Mining Engineering) Vice President, Operations Bolivar Gold Corp.	October 24, 2002	2,600
John Amundrud Calgary, Alberta Director	President, CXE International Bank Ltd. President and CEO, Coril Holdings Ltd.	September 23, 2004	Nil

(1)

Member of the audit committee.

(2)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at August 12, 2005, based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such shares are held directly.

No proposed director:

(a)

is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; except John Amundrud who is also a Director of Richardson Technologies Inc., a private Alberta corporation which declared bankruptcy in late June 2005; or

(b)

has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by applicable Canadian legislation) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at March 31, 2005, and the other three most highly compensated executive officers of the Company as at March 31, 2005 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/SAR's Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)
John R. Morgan President, CEO & Director	2005 2004	150,000 150,000	Nil Nil	Nil Nil	250,000 175,000	Nil Nil	Nil Nil	Nil Nil
Cameron B. Boyer(1) Controller	2005 2004	125,652 125,652	Nil Nil	Nil Nil	50,000 Nil	Nil Nil	Nil Nil	Nil Nil

(1)

Cameron B. Boyer has not been appointed chief financial officer but, for the purposes of satisfying the Company's disclosure obligations has performed the functions of chief financial officer during the most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers.

NEO Name	Securities Under Option/SARs Granted(1) (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price(2) ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
John R. Morgan	250,000	15.34%	$0.45	$0.50	September 2,2009
Cameron B. Boyer	50,000	3.07%	$0.45	$0.50	September 2,2009

(1)

The options for common shares become exercisable on the date of grant, subject to regulatory and shareholder approval.

(2)

The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX Venture Exchange (the "Exchange") at the time of the grant of the option, less the maximum discount permitted under the regulations of the Exchange.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/ SAR's at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Financial Year-End  ($) Exercisable/ Unexercisable
John R. Morgan	Nil	Nil	425,000	$ 17,500
Cameron B. Boyer	Nil	Nil	50,000	$ 3,500

(1)

Dollar value is equal to column (b) times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise of base price of the options.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company does not have employment contracts with any Named Executive Officer.

The Company has no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date of this information circular.  The directors are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors.  The Company did grant an aggregate of 800,000 stock options to the Directors who are not also Officers of the Company. during the most recently completed financial year.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)(1)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Vern Hall Director	100,000	6.13%	$0.45	$0.50	September 2, 2004	September 2, 2009
George Chapel Director	100,000	6.13%	$0.45	$0.50	September 2, 2004	September 2, 2009
Erich Rauguth Director	250,000	15.34%	$0.45	$0.50	September 2, 2004	September 2, 2009
John Thomas Director	100,000	6.13%	$0.45	$0.50	September 2, 2004	September 2, 2009
Manfred Peschke Director	250,000	15.34%	$0.45	$0.50	September 2, 2004	September 2, 2009

(1)

The options generally become exercisable on the date of grant, subject to regulatory approval.

SECURITIES AUTHORIZED FOR  ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,750,000	$ 0.64	3,797,135
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	4,750,000	$ 0.64	3,797,135

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

Effective November, 2004, the Company returned properties in the Kilometer 88 area in Venezuela to Boralis Holdings A.V.V., a company in which a Director has an interest.  Consideration for this transaction is an agreement for Boralis to pay the Company 80% of all net benefits realized from these properties ( See Consolidated Financial Statements (Note 3)).

APPOINTMENT OF AUDITOR

Ernst & Young LLP, Chartered Accountants, of Vancouver, British Columbia are the auditor of the Company.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Ernst & Young LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes.  Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.  The Committee’s primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•

Review and appraise the performance of the Company’s external auditors.

•

Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise.  All members of the Committee that are not financially literate will work towards becoming  financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Company's  Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with the Controller and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)

Review and update this Charter annually.

(b)

Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)

Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)

Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)

Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)

Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g)

Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.

such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)

Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)

Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)

Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)

Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)

Review certification process.

(j)

Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

John Thomas	Independent	Financially literate
George Chapel	Independent	Financially literate
Manfred Peschke	Not independent	Financially literate

Relevant Education and Experience

A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member is set out below.

Manfred Peschke (Chairman) – Mr. Peschke has obtained three years of vocational training in business and accounting in Germany and has taken a three year business Management Certificate course from the University of Alberta.  He began his career in the Yukon as an Accountant for the Keno Hill Mine’s transportation division.  He then joined the Caterpillar dealer in the Yukon where he became the company’s controller, a position he held for nine years.

Following his experience with Caterpillar, Mr. Peschke founded his own consulting company for the mining industry and also co-founded Data Systems Processing which produced information systems for Municipal, Territorial and Federal Governments as well as large corporate clients.

Later Mr. Peschke was Managing Director during the development of an alluvial mining company which was one of the largest in the Yukon at that time.  He followed this by forming a private company dedicated to mining and exploration which was subsequently moved to South America.  In South America Mr. Peschke was a Director for Carson Gold Mines Inc. where he oversaw the exploration of a number of gold properties in Venezuela.

He and two partners founded Vannessa Ventures in 1995 and brought it public in 1996.  Until 2004, Mr. Peschke was President of Vannessa and had overall responsibility for all aspects of operating the Company including preparations of financial statements and financial reporting.  Mr. Peschke resigned as President  on January 2004 and is Chairman of the Board of Directors.

George Chapel – Mr. Chapel has been retired since September 1998 and currently serves as a Director on four Boards of two private companies including a special purpose trust company incorporated under the Laws of Alberta and on which he serves on the Audit Committee and the Conduct Review Committee.  He also serves on the Audit Committee of one of the private company Boards.

Mr. Chapel is a civil engineer with over 40 years of experience in the construction and mining industry.  He served as a Vice President and Vice President and General Manager with Manalta Coal Ltd for then Canada’s larges coal mining company for a total of seven years.  He later served for eight years as President and CEO of Manalta and was President when the company was taken from a private company to a public income trust.  As the senior officer of Manalta, he had overall responsibility for all of the aspects of the company including accounting and preparation of financial statements and  financial reporting as well as budgeting, long range planning and acquisitions.

Mr. Chapel has served as a Director of Vannessa since 2000.

John Thomas – Mr. Thomas is a PHD in chemical engineering and holds a diploma in accounting from the British Institute of Certified Accounts. Practical experience includes eight years as a senior partner in an engineering and consulting company in the mining industry and general manager of three operating mines with turnovers of $20 to $40 million a year. In this role, budgeting, cost accounting, internal control, stock control, financial accounting and interaction with auditors were all part of the duties of the general manager.

He is presently serving as Vice President of Operations for Bolivar Gold Corp., a TSX listed company and has been responsible for constructing and bringing into production the company’s Choco 10 mine in Venezuela.

Mr. Thomas has served as a Director of Vannessa since 2002.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

The Company is relying on the exemption in Section 6.1 of MI 52-110 in providing the disclosure in this Information Circular.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of  non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in the following categories for the twelve months ended March 31, 2005 and 2004  are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2005	$ 95,050	$ 6,750	$Nil	$75,450
2004	$118,000	$ 11,300	$Nil	$58,250

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Board is of the view that the Company's general approach to corporate governance, as described in the attached Schedule "A", is appropriate for its size and resources.  As a company listed on Tier 1 of the TSX Venture Exchange, the Company is not required to comply with the guidelines for improved corporate governance in Canada adopted by the TSX (the "Exchange Guidelines").  However the Company is required to comment on its Corporate Governance practices with reference to the Exchange Guidelines.  The Company's approach to corporate governance in the context of the fourteen (14) specific Exchange Guidelines is set out in Schedule "A" hereto.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)

Approval and Ratification of Stock Option Plan

The Board of Directors of the Company implemented a stock option plan (the "Plan") effective August 12, 2003, which was approved by the Exchange and the shareholders of the Company.  The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

“UPON MOTION IT WAS RESOLVED that the Company approve and ratify, subject to regulatory approval, the Stock Option Plan of the Company pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company’s issued and outstanding shares being reserved to any one person on a yearly basis.”

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company’s shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange.  Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers employees and consultants of the Company or employees of companies providing management or consulting services to the Company or its subsidiaries.  The Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion.  The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Plan is available for viewing up to the date of the Meeting at the Company's registered and records offices at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, on the Company's website at www.vannessaventures.com and will be available for review at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Plan.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b), has a material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at Suite 220, 1010 – 1st Street SW, Calgary, Alberta, T2R 1K4, Tel: (403) 444-5191 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The contents of this Information Circular and the sending thereof to the Shareholders of the Company have been approved by the Board of Directors.

DATED this 12th day of August, 2005.

BY ORDER OF THE BOARD OF DIRECTORS
OF VANNESSA VENTURES LTD.

John R. Morgan

President, CEO and Director

Schedule "A" to the Information Circular
of Vannessa Ventures Ltd.

TSX Corporate Governance Committee Guidelines	Comments
1. The board should explicitly assume responsibility for stewardship of the Company Specifically, the board should assume responsibility for:

•

The Board has assumed responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.

(a) adoption of a strategic planning process

•

The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Company, such goals and strategies are prepared by management and reviewed with the Board on a quarterly and annual basis.

                 In addition, the Board monitors, quarterly, the           performance of  management in relation to the strategic and operational objectives set out in the annual budget.

(b) identification of principal risks and implementation of appropriate risk-management systems

•

The Board, in conjunction with management, determines the principal risks associated with the Company's business based on its knowledge of the mining industry, the regulatory and competitive environment, and general economic conditions.

(c) succession planning, including appointing, training and monitoring senior management.	• The performance of executive management is annually measured against pre-set objectives.
(d) communications policy

•

The Board has appropriate systems in place to ensure complete, timely and effective communications between the Company, its shareholders, and the public and regulatory agencies.

•

Through the Audit Committee all public financial information is reviewed and recommended to the Board for approval prior to its release.

(e) integrity of internal control and management information systems	• The Board ensures the integrity of internal control and management information systems through its delegation to various committees.
2. Majority of directors are "unrelated"

•

An "unrelated" director under the guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from shareholding.  Since our Company has a significant shareholder, in addition to a majority of "unrelated" directors, the Board also has a majority number of directors who do not have interests or relationships with either the Company or the significant shareholder.

The Company currently has 7 directors and of the 7 proposed directors, 4 are unrelated.

3. Disclose whether each director is "unrelated" and how that analysis was performed	• J. Morgan, M. Peschke and E. Rauguth are ”related directors” due to holding management positions. All other directors are “unrelated”
4. Appoint a committee responsible for proposed nominations, assessment of directors, composed of a majority of unrelated directors	• The Company does not at this time have a specific committee responsible for the appointment or assessment of directors. These functions are addressed by the Board as a whole as necessary.
5. Implement a process for assessing the effectiveness of Board, its committees and individual directors	• The Company does not have at this time a process established for assessing the effectiveness of its directors.
6. Provide orientation and education programmes for new directors

•

The Board is composed of very experienced corporate directors. From time to time, however, presentations and discussions are being held at Board meetings which deal with business and regulatory environment, new technology and other matters relating to the mining industry.

7. Consider appropriate board size for efficient function, with a view to reducing the size of the board and to improve effectiveness	• The current size of the Board provides for effective meetings and communications while maintaining a diversity of views and appropriately representing shareholders' interests.
8. Review compensation of directors in light of risks and responsibilities

•

The Company has a Committee which reviews and recommends to the Board the compensation and benefits of the directors.  In this regard, commitments, compensation by other similar organizations and the responsibilities of directors in general are considered factors.

At the same time it is ensured that directors’ compensation aligns the Board with the interests of shareholders, through the promotion of increased share ownership and performance based incentive compensation.

9. Committees should generally be composed of non-management directors and the majority of committee members should be unrelated	• The Company believes composition of committees is a key determinant to board independence. Every committee consists of at least a majority of "unrelated" directors.
10. Formal determination of the Company’s approach to corporate governance issues by full Board or committee

•

The Board as a whole is responsible for governance issues including approval of the Company's disclosure in response to the Exchange Guidelines, periodic review of Board and committee composition and ensuring on behalf of the Board that the corporate governance system effectively supports the discharge of its obligations to the shareholders

11. Define limits to management's responsibilities by developing mandates for:
(a) the Board

•

The Board has a broad responsibility for supervising the management of the business and affairs of the Company.  The Board has a framework for delegation of responsibilities from the Board to executive management.

(b) the chief executive officer

•

There are terms of reference for the President and Chief Executive Officer.  As well, his annual performance objectives, which are reviewed and approved by the Board, will constitute his mandate and further define the responsibilities of management. The Board reviews the performance of the Chief Executive Officer against such annual objectives.

12. Establish procedures to enable the Board to function independently of management including:

•

The Board holds a session without management present at Board meetings where appropriate.

•

The Board and each of the Committees have specific authority to retain external advisors, as appropriate (at the expense of the Company) Each of the Committees has specific authority to retain external advisors, as appropriate (at the expense of the Company).

13.

Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities, including ensuring direct communication and oversight regarding internal controls

•

The Audit Committee, who’s majority is composed of unrelated directors, is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses.

•

The Audit Committee also ensures that management has effective internal control systems and an appropriate relationship with the external auditor.

14. Implement a system to enable individual directors to engage outside advisors, at the Company's expense

•

In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Company) to provide advice with respect to a corporate decision or action.

VANNESSA VENTURES LTD.

(the "Company")

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Company, if they so request.  If you wish to receive such mailings, please complete and return this form to:

Supplemental Mailing List

Vannessa Ventures Ltd.

220, 1010 – 1st Street S.W.

Calgary, Alberta

T2R 1K4

NAME:

_____________________________________________________

ADDRESS:

_____________________________________________________

_____________________________________________________

POSTAL CODE:

_____________________

I confirm that I am the BENEFICIAL owner of _____________________ (Common/Preferred) shares of the Corporation.

SIGNATURE OF

SHAREHOLDER:   _____________________________________   DATE:___________